L'OREAL

L'OREAL
International Financial Information Department

21st September, 2007

07027013

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from July 30h, 2007 to August 14th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 30/07/2007 to 03/08/07 :

Session of	Number of shares	Weighted average price in €	Amount in €
30/07/2007	85 000	84,04 €	7 143 060,00
31/07/2007	80 000	84,50 €	6 760 096,00
01/08/2007	100 000	82,18 €	8 217 600,00
02/08/2007	77 000	83,17 €	6 403 789,70
03/08/2007	110 000	82,73 €	9 100 740,00
Total	**452 000**		**37 625 285,70**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 06/08/2007 to 09/08/07 :

Session of	Number of shares	Weighted average price in €	Amount in €
06/08/2007	80 000	82,05 €	6 564 000,00
07/08/2007	30 000	83,48 €	2 504 520,00
08/08/2007	110 000	87,05 €	9 575 313,00
09/08/2007	108 000	87,92 €	9 495 781,20
Total	**328 000**		**28 139 614,20**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares on the 14/09/07 :

Session of	Number of shares purchased	Weighted average price in €	Amount in €
14/08/2007	108 000	84,76	9 154 080,00
Total	**108 000**		**9 154 080,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HR HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



L'OREAL

RECEIVED

2007 OCT -2 A 8:03

L'OREAL
International Financial Information Department

September 20th , 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

1st half 2007 financial report

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Friday 31st August, 2007

N e w s r e l e a s e

L'ORÉAL

1st HALF 2007 FINANCIAL REPORT

The financial report at June 30th 2007 was registered with the Autorité des Marchés Financiers on Friday, August 31st 2007. It is available for consultation by the public free of charge in accordance with the regulatory requirements in force, and can be consulted on the Internet site: http://www.loreal-finance.com (heading: Regulated Information / Half-year financial report).

Contacts at L'ORÉAL : (Switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
Tel : +33.1.47.56.86.82
Fax: +33.1.47.56.74.93

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com.

HALF-YEAR REPORT AT JUNE 30TH, 2007



L'ORÉAL

summary

L'ORÉAL

HALF-YEAR REPORT
AT JUNE 30TH, 2007

Half-year situation at June 30th, 2007

The following figures have been examined by the Board of Directors and certified by the Statutory Auditors

Compared consolidated profit and loss accounts

€ millions	Notes	1st half 2007	1st half 2006	2006
Net sales	3	**8,514.3**	**7,785.5**	**15,790.1**
Cost of sales		-2,428.4	-2,218.9	-4,569.1
Gross profit		**6,085.9**	**5,566.6**	**11,221.0**
Research and development		-272.4	-253.9	-532.5
Advertising and promotion		-2,599.1	-2,360.9	-4,783.0
Selling, general and administrative expenses		-1,777.3	-1,575.1	-3,309.4
Operating profit before foreign exchange gains and losses		**1,437.1**	**1,376.7**	**2,596.1**
Foreign exchange gains and losses		3.8	-43.3	-55.2
Operating profit	3	**1,440.9**	**1,333.4**	**2,540.9**
Other income and expenses	5	-6.3	1.2	-60.8
Operational profit		**1,434.6**	**1,334.6**	**2,480.1**
Finance costs	6	-75.4	-45.9	-115.9
Other financial income (expense)		-2.7	-0.8	-3.6
Sanofi-Aventis dividends		250.4	217.4	217.4
Share in net profit (loss) of equity affiliates		0.2	-	-1.2
Profit before tax and minority interests		**1,607.1**	**1,505.3**	**2,576.8**
Income tax		-428.4	-417.6	-514.7
Net profit		**1,178.7**	**1,087.7**	**2,062.1**
Attributable to:				
- group share		**1,177.6**	**1,086.7**	**2,061.0**
- minority interests		**1.1**	**1.0**	**1.1**
Net profit attributable to the group per share *(euros)*	7	1.95	1.76	3.36
Diluted net profit attributable to the group per share *(euros)*	7	1.94	1.76	3.35
Net profit excluding non-recurrent items attributable to the group per share *(euros)*	7	1.96	1.76	2.99
Diluted net profit excluding non-recurrent items attributable to the group per share *(euros)*	7	1.94	1.76	2.98

€ millions	Notes	June 30th, 2007	June 30th, 2006	Dec. 31st, 2006
ASSETS				
Non-current assets		**18,289.6**	**19,735.0**	**19,155.4**
Goodwill	8	4,492.1	4,508.2	4,053.9
Other intangible assets	8	1,928.4	1,163.1	1,792.8
Tangible assets	9	2,660.6	2,585.2	2,628.4
Non-current financial assets	10	8,757.7	11,078.6	10,168.5
Investments in equity affiliates		-	-	82.0
Deferred tax assets		450.8	399.9	429.8
Current assets		**6,099.3**	**5,745.2**	**5,627.6**
Inventories		1,547.6	1,317.7	1,404.4
Trade accounts receivable		3,003.3	2,790.7	2,558.5
Other current assets		867.0	904.3	851.8
Current tax assets		37.0	57.8	31.7
Cash and cash equivalents	11	644.4	674.7	781.2
TOTAL		**24,388.9**	**25,480.2**	**24,783.0**

€ millions	Notes	June 30th, 2007	June 30th, 2006	Dec. 31st, 2006
LIABILITIES				
Shareholders' equity	12	**13,195.0**	**14,777.8**	**14,624.2**
Capital stock		125.2	127.9	127.9
Additionnal paid-in capital		960.8	956.3	958.5
Other reserves		9,347.1	8,948.9	8,974.4
Items directly recognised in equity		3,664.2	5,568.1	5,066.9
Cumulative translation adjustments		-116.1	-16.5	-70.3
Treasury stock		-1,966.3	-1,895.4	-2,496.3
Net profit attributable to the group		1,177.6	1,086.7	2,061.0
Shareholders' equity excluding minority interests		**13,192.5**	**14,776.0**	**14,622.1**
Minority interests		2.5	1.8	2.1
Non-current liabilities		**3,970.7**	**3,646.9**	**3,396.9**
Provisions for employee retirement obligation and related benefits		784.5	877.7	837.9
Provisions for liabilities and charges	13	163.4	151.8	154.1
Deferred tax liabilities		483.9	939.1	512.5
Non-current borrowings and debts	14	2,538.9	1,678.3	1,892.4
Current liabilities		**7,223.2**	**7,055.5**	**6,761.9**
Trade accounts payable		2,512.5	2,173.8	2,485.0
Provisions for liabilities and charges	13	251.7	266.2	272.0
Other current liabilities		1,676.4	1714.4	1,613.9
Current tax liabilities		215.6	227.2	173.0
Current borrowings and debts	14	2,567.0	2,673.9	2,218.0
TOTAL		**24,388.9**	**25,480.2**	**24,783.0**

Consolidated statement of changes in shareholders' equity

€ millions	Common share outstanding	Capital stock	Additionnal paid-in capital	Retained earnings and net income	Items directly recognised in equity	Treasury stock	Cumulative translation adjustments	Shareholders' equity excluding minority interests	Minority interests	Shareholders' equity
At Dec. 31st, 2005	**619,973,610**	**131.7**	**953.9**	**10,797.1**	**5,197.2**	**-2,638.2**	**214.0**	**14,655.7**	**1.5**	**14,657.2**
Capital increase	76,000	0.0	4.6					4.6		4.6
Cancellation of treasury stock		-3.8		-1,255.6		1,259.4		-		-
Dividends paid (not paid in treasury stock)				-616.1				-616.1	-0.9	-617.0
Cumulative translation adjustments							*-284.3*	*-284.3*	*0.2*	*-284.1*
Financial assets available for sale					*-194.5*			*-194.5*		*-194.5*
Future flows hedging					*64.2*			*64.2*		*64.2*
Changes directly recognised in equity					-130.3		-284.3	-414.6	0.2	-414.4
Consolidated net income of the period				2,061.0				2,061.0	1.1	2,062.1
Total income and expenses				**2,061.0**	**-130.3**		**-284.3**	**1,646.4**	**1.3**	**1,647.7**
Deferred share-based payment				49.4				49.4		49.4
Net changes in treasury stock	-14,327,500			-1.5		-1,117.5		-1,119.0		-1,119.0
Other movements				1.1				1.1	0.2	1.3
At Dec. 31st, 2006	**605,722,110**	**127.9**	**958.5**	**11,035.4**	**5,066.9**	**-2,496.3**	**-70.3**	**14,622.1**	**2.1**	**14,624.2**
Capital increase	37,200	0.0	2.3					2.3		2.3
Cancellation of treasury stock		-2.7		-1,014.2		1,016.9		-		-
Dividends paid (not paid in treasury stock)				-711.7				-711.7	-0.6	-712.3
Cumulative translation adjustments							*-45.8*	*-45.8*		*-45.8*
Financial assets available for sale					*-1,387.7*			*-1,387.7*		*-1,387.7*
Future flows hedging					*-15.0*			*-15.0*		*-15.0*
Changes directly recognised in equity					-1,402.7		-45.8	-1,448.5		-1,448.5
Consolidated net income of the period				1,177.6				1,177.6	1.1	1,178.7
Total income and expenses				**1,177.6**	**-1,402.7**		**-45.8**	**-270.9**	**1.1**	**-269.8**
Deferred share-based payment				34.4				34.4		34.4
Net changes in treasury stock	-5,444,200			-0.6		-486.9		-487.5		-487.5
Other movements				3.8				3.8	-0.1	3.7
At June 30th, 2007	**600,315,110**	**125.2**	**960.8**	**10,524.7**	**3,664.2**	**-1,966.3**	**-116.1**	**13,192.5**	**2.5**	**13,195.0**

Changes in first half 2006

€ millions	Common share outstanding	Capital stock	Additionnal paid-in capital	Retained earnings and net income	Items directly recognised in equity	Treasury stock	Cumulative translation adjustments	Shareholders' equity excluding minority interests	Minority interests	Shareholders' equity
At Dec 31st, 2005	**619,973,610**	**131.7**	**953.9**	**10,797.1**	**5,197.2**	**-2,638.2**	**214.0**	**14,655.7**	**1.5**	**14,657.2**
Capital increase	38,000	0.0	2.4					2.4		2.4
Cancellation of treasury stock		-3.8		-1,255.6		1,259.4		-		-
Dividends paid (not paid in treasury stock)				-616.1				-616.1	-0.5	-616.6
Cumulative translation adjustments							*-230.5*	*-230.5*	*-0.1*	*-230.6*
Financial assets available for sale					*302.9*			*302.9*		*302.9*
Future flows hedging					*68.0*			*68.0*		*68.0*
Changes directly recognised in equity					370.9		-230.5	140.4	-0.1	140.3
Consolidated net income of the period				1,086.7				1,086.7	1.0	1,087.7
Total income and expenses				**1,086.7**	**370.9**		**-230.5**	**1,227.1**	**0.9**	**1,228.0**
Deferred share-based payment				23.0				23.0		23.0
Net changes in treasury stock	-6,967,900			-0.9		-516.6		-517.5		-517.5
Other movements				1.4				1.4	-0.1	1.3
At June 30th, 2006	**613,043,710**	**127.9**	**956.3**	**10,035.6**	**5,568.1**	**-1,895.4**	**-16.5**	**14,776.0**	**1.8**	**14,777.8**

// Compared consolidated statements of cash flows

€ millions	1st half 2007	1st half 2006	2006
Cash flows from operating activities			
Net profit attributable to the group	1,177.6	1,086.7	2,061.0
Minority interests	1.1	1.0	1.1
Elimination of expenses and income with no impact on cash flows:			
depreciation and charges to provisions	249.9	207.5	579.4
changes in deferred taxes	-2.4	24.7	-273.3
share-based payment	34.4	23.0	49.4
capital gains and losses	-5.8	-1.9	-8.5
share in net income of equity affiliates net of dividend received	0.5	-	1.2
Gross cash flow	**1,455.3**	**1,341.0**	**2,410.3**
Cash used for working capital	-453.3	-418.0	65.6
Net cash from operating activities (A)	**1,002.0**	**923.0**	**2,475.9**
Cash flows from investing activities			
Investments in tangible and intangible assets	-371.0	-351.7	-745.2
Disposals of tangible and intangible assets	15.1	8.6	28.9
Changes in other financial assets (including investments in non-consolidated companies)	6.6	-14.4	-3.9
Effect of changes in the scope of consolidation net of acquired cash	-474.1	-852.7	-1,065.7
Net cash used in investing activities (B)	**-823.4**	**-1,210.2**	**-1,785.9**
Cash flows from financing activities			
Dividends paid	-730.9	-634.6	-633.8
Capital increase of the parent company	2.3	2.3	4.6
Disposal (acquisition) of treasury stock	-487.6	-517.5	-1,119.0
Issuance (repayment) of short-term loans	257.8	370.2	209.3
Issuance of long-term borrowings	651.9	1,350.0	1,563.5
Repayment of long-term borrowings	-3.7	-254.6	-577.0
Net cash (used in) from financing activities (C)	**-310.2**	**315.8**	**-552.4**
Net effect of exchange rate changes and fair value changes (D)	-5.2	-17.1	-19.6
Change in cash and cash equivalents (A+B+C+D)	**-136.8**	**11.5**	**118.0**
Cash and cash equivalents at begining of the year (E)	**781.2**	**663.2**	**663.2**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (A+B+C+D+E)	**644.4**	**674.7**	**781.2**

Income taxes paid amount to €381.5 million, €366.8 million and €725.6 million respectively for fist half 2007 and 2006 and year 2006.

Interests paid amount to €86.3 million, €45.3 million and €133.9 million respectively for fist half 2007 and 2006 and year 2006.

Dividends received amount to €250.3 million, €217.4 millions and €217.4 million respectively for fist half 2007 and 2006 and year 2006.

Note 1 Accounting principles

The summary half-year consolidated financial statements of L'Oréal and its subsidiaries ("the group") have been prepared in accordance with the international accounting standard IAS 34. As summary financial statements, they do not include all the information required by IFRS for the preparation of the annual financial statements and must therefore be read in conjunction with the IFRS as adopted in the European Union for the year ending at December 31st, 2006.

The accounting methods applied are identical to those applied in the annual financial statements at December 31st, 2006, except for those relating to income tax.

The tax charge (current and deferred) is calculated for the half-year financial statements by applying to the profit for the period the estimated annual tax rate for the current tax year for each entity or tax group.

The group has not applied any standards or interpretations whose application is not yet compulsory in 2007.

IFRS 7: "Financial Instruments: Disclosures" as well as IAS1 amendment relative to Capital disclosure will be the subject of a first application in the consolidated financial statements as at December 31st, 2007.

IFRIC Interpretation 10 "Interim Financial Reporting and Impairment" does not affect the consolidated financial statements.

Note 2 Changes in the scope of consolidation

2.1 FIRST HALF 2007

In mid-April, 2007, L'Oréal USA Inc. acquired 100% of the capital of the company Beauty Alliance, in which it had taken a 30% minority interest in July, 2006. This company is consolidated as from April 12th, 2007, having been accounted for under the equity method until this date.

The net sales of Beauty Alliance amounted to $372 million in 2006. L'Oréal USA Inc. recorded sales of $124 million in 2006 with Beauty Alliance.

In the beginning of May, 2007, L'Oréal USA Inc. acquired 100% of PureOlogy Research LLC.

Based in California, the company is a luxury brand of high performance haircare products uniquely developed for hair colourists to use and recommend to their clients.

The net sales of PureOlogy of the last 12 months were $57 million. The company is consolidated from May 8th, 2007. As the allocation of the acquisition price between the various identifiable assets and liabilities of the acquired company was not finalized at June 30th, 2007, the whole of the difference between the acquisition price and the acquired net equity has been entered under Goodwill.

The cost of the half -year acquisitions amount to approximately €475 million. The total amount of goodwill and other intangible assets resulting from these acquisitions is respectively €393.6 million and €101.6 million. (Note 8).

2.2 YEAR 2006

At the end of February 2006, EpiSkin, a subsidiary of L'Oréal, acquired SkinEthic, a company listed on the Marché Libre of Euronext Paris. SkinEthic produces and markets reconstructed epidermis, skin and epithelial tissues which can be used to carry out in vitro tests on the safety and effectiveness of many products (cosmetics, pharmaceuticals, chemicals, etc). In 2005 SkinEthic sales totalled €1.5 million.

On March 17th, 2006, L'Oréal announced a cash offer for The Body Shop International PLC.

Listed on the London Stock Exchange, The Body Shop is a successful cosmetics brand with strong growth potential. With 2,133 dedicated and franchise retail outlets in 54 countries, The Body Shop posted a revenue of £ 486 million and retail sales of £ 772 million in the year ending February 25th, 2006. The Body Shop has acquired a strong reputation as a naturally-oriented brand with expertise in retail and deeply-rooted values.

On June 9th, 2006, L'Oréal declared the offer wholly unconditional and had acquired or received at that date valid acceptances in respect of 208,098,583 The Body Shop shares in aggregate (representing approximately 95.5% of the existing issued share capital of The Body Shop). L'Oréal decided to compulsorily acquire the remaining The Body Shop shares. The Body Shop has been fully consolidated from June 30th, 2006 and constitutes a separate branch (see Note 3).

The main items of the acquisition balance sheet of The Body Shop are as follows:

€ millions	
Non-current assets [1]	814.4
Current assets	268.3
Non-current liabilities	-228.2
Current liabilities	-222.9
TOTAL NET EQUITY ACQUIRED	**631.6**

(1) Out of which intangible assets (except goodwill) resulting from the acquisition for €645.5 million.

At the end of July 2006, L'Oréal USA Inc. has claimed a 30-percent stake in the distribution company Beauty Alliance, which services 115,000 hair salons in the US. This investment is accounted for under the equity method from August 1st, 2006.

At the end of October 2006, L'Oréal acquired the French Laboratoire Sanoflore, a pioneer in the design, manufacture and marketing of certified organic cosmetics products.

Sanoflore manufactures and distributes through pharmacies and specialist shops its ranges of cosmetics and aromatherapy products.

Sanoflore handles all the stages in the aromatic and medicinal plant chain, from cultivation with partner farmers to the finished product.

The sales of Sanoflore amounted to about €15 million in 2006, including 20% outside France.

The total cost of 2006 acquisitions amounts to €1,150.4 million. The total amount of goodwill and other intangible assets resulting from these acquisitions amounted to €482.7 million and €704.4 million respectively out of which €108.4 million booked under the caption "investment in equity affiliates".

Note 3 Segment information

3.1 SEGMENT INFORMATION

The **Cosmetics** branch is organised into four sectors, each one operating with specific distribution channels:

- **Professional Products** Division: products used and sold in hair salons;
- **Consumer Products** Division: products sold in mass-market retail channels;
- **Luxury Products** Division: products sold in selective retail outlets, i.e. department stores, perfumeries, travel retail and the group's own boutiques;
- **Active Cosmetics** Division: dermocosmetic skincare products sold in pharmacies and specialist sections of drugstores.

The "Other Cosmetics" heading consists mainly of remote sales of cosmetics products.

The "non-allocated" item contains the expenses of the functional divisions, fundamental research and the costs of stock options not allocated to the cosmetics divisions. It also includes activities that are auxiliary to the group's core businesses, such as insurance, reinsurance and banking.

The "**The Body Shop**" branch: The Body Shop offers a wide range of naturally inspired cosmetics and toiletry products. The brand, originally created in the United Kingdom, distributes its products and expresses its values through a large multi-channel network of exclusive retail shops (in more than 50 countries), at home, and on-line sales. The Body Shop net sales and operating profit are characterized by a strong seasonality due to a high level of activity during the last months of the year.

The **Dermatology** branch, consisting of Galderma, a joint venture between L'Oréal and Nestlé, meets the needs of dermatologists and their patients.

The data by branch and by division are established using the same accounting principles as those used for the preparation of the consolidated financial statements.

The performance of each branch and division is measured by the *operating profit*.

SALES OF BRANCHES AND DIVISIONS

€ millions	1st half 2007	1st half 2006	2006
Professional Products	1,153.5	1,070.3	2,125.9
Consumer Products	4,277.0	4,077.0	7,903.5
Luxury Products	1,833.2	1,786.5	3,773.1
Active Cosmetics	716.3	653.2	1,127.9
Other Cosmetics	34.4	46.4	81.1
Cosmetics divisions total	**8,014.5**	**7,633.4**	**15,011.4**
The Body Shop [1] branch	**340.5**		**435.0**
Dermatology branch	**159.2**	**152.1**	**343.7**
Group	**8,514.3**	**7,785.5**	**15,790.1**

(1) 2006 data for The Body Shop relate only to second half of the year 2006. Sales for full year 2006 would have amounted to €733.4 million.

OPERATING PROFIT OF BRANCHES AND DIVISIONS

€ millions	1st half 2007	1st half 2006	2006
Professional Products	245.6	224.0	443.0
Consumer Products	879.9	799.8	1,421.3
Luxury Products	350.3	327.3	775.9
Active Cosmetics	177.9	178.7	220.8
Other Cosmetics	-2.4	1.0	-0.8
Cosmetics divisions total	**1,651.4**	**1,530.8**	**2,860.2**
Non-allocated	-225.6	-214.2	-437.0
Cosmetics branch	**1,425.8**	**1,316.6**	**2,423.2**
The Body Shop [1] branch	**1.4**		**58.3**
Dermatology branch	**13.7**	**16.8**	**59.4**
Group	**1,440.9**	**1,333.4**	**2,540.9**

(1) 2006 data for The Body Shop relate only to second half of the year 2006

3.2 INFORMATION BY GEOGRAPHIC ZONE – GROUP

All information is presented on the basis of geographic location of the subsidiaries.

GROUP SALES

	1st half 2007		Growth (%)		1st half 2006		2006	
	€ millions	% of total	Published data	Comparable data	€ millions	% of total	€ millions	% of total
Western Europe	4,066.1	47.8%	9.5%	4.1%	3,714.3	47.7%	7,347.7	46.5%
North America	2,104.9	24.7%	2.9%	3.7%	2,045.4	26.3%	4,288.0	27.2%
Rest of the World	2,343.2	27.5%	15.7%	18.9%	2,025.8	26.0%	4,154.4	26.3%
Group	**8,514.3**	**100.0%**	**9.4%**	**7.7%**	**7,785.5**	**100.0%**	**15,790.1**	**100.0%**

COSMETIC SALES

	1st half 2007		Growth (%)		1st half 2006		2006	
	€ millions	% of total	Published data	Comparable data	€ millions	% of total	€ millions	% of total
Western Europe	3,800.2	47.4%	3.5%	3.7%	3,670.7	48.1%	6,992.3	46.6%
North America	1,929.8	24.1%	-1.8%	3.8%	1,965.4	25.7%	3,953.7	26.3%
Rest of the World	2,284.5	28.5%	14.4%	19.0%	1,997.3	26.2%	4,065.4	27.1%
Group	**8,014.5**	**100.0%**	**5.0%**	**7.7%**	**7,633.4**	**100.0%**	**15,011.4**	**100.0%**

Note 4 Amortisation expense

Amortisation of tangible and intangible assets included in operating expenses amount to €308.4, €268.8, and €589.5 million respectively for the 1st half 2007 and 2006 and year 2006.

Note 5 Other income and expenses

This item may be divided into the following:

€ millions	1st half 2007	1st half 2006	2006
Capital gains or losses on disposals of tangible and intangible assets	5.8	1.9	8.5
Impairment of tangible and intangible assets [1]	-	-	-69.4
Restructuring costs [2]	-12.1	-0.7	0.1
TOTAL	**-6.3**	**1.2**	**-60.8**

(1) These impairment charges relate to Softsheen Carson goodwill for €53.7 and to Yue Sai brand for €15.7 million in 2006.

(2) These restructuring costs concern the discontinuation of the distribution of Biotherm in the United States henceforth exclusively focus on the online product advertising and retail.

Note 6 Finance costs

This item may be divided into the following:

€ millions	1st half 2007	1st half 2006	2006
Financial interests related to the gross debt	-93.2	-57.7	-140.6
Financial interests related to cash and cash equivalents	17.8	11.8	24.7
FINANCE COSTS	**-75.4**	**-45.9**	**-115.9**

Note 7 Net profit excluding non-recurrent items after minority interests – net earnings per share

7.1 RECONCILIATION WITH NET PROFIT

The net profit excluding non-recurrent items after minority interests is reconciled as follows with the net profit after minority interests:

€ millions	1st half 2007	1st half 2006	2006
Net profit after minority interests	1177.6	**1,086.7**	**2,061.0**
Capital gains and losses on tangible and intangible asset disposals	-5.8	-1.9	-8.5
Tangible and intangible assets depreciation	-		69.4
Restructuring cost	12.1	0.7	-0.1
Tax effect on non-recurrent items	-2.8	0.4	-2.8
Effect of change in tax rate on Sanofi-Aventis deferred tax liability	-	-	-285.6
NET PROFIT EXCLUDING NON-RECURRENT ITEMS AFTER MINORITY INTERESTS	**1181.1**	**1,085.9**	**1,833.4**

7.2 NET PROFIT PER SHARE

The tables below set out the net earnings after minority interests per share:

	1st half 2007		
	Net profit-after minority interests (€ millions)	Number of shares	Net profit-after minority interests per share (€)
Net profit -after minority interests- per share	1,177.6	603,311,432	1.95
Stock options plan		4,384,083	
Diluted net profit -after minority interests- per share	**1,177.6**	**607,695,515**	**1.94**

	1st half 2006		
	Net profit-after minority interests (€ millions)	Number of shares	Net profit-after minority interests per share (€)
Net profit -after minority interests- per share	1,086.7	616,879,899	1.76
Stock options plan		1,749,047	
Diluted net profit -after minority interests- per share	1,086.7	**618,628,946**	**1.76**

	2006		
	Net profit-after minority interests (€ millions)	Number of shares	Net profit-after minority interests per share (€)
Net profit -after minority interests- per share	2,061.0	613,281,887	3.36
Stock options plan		2,441,333	
Diluted net profit -after minority interests- per share	**2,061.0**	**615,723,220**	**3.35**

7.3 NET PROFIT EXCLUDING NON-RECURRENT ITEMS PER SHARE

The tables below set out in detail the net earnings excluding non-recurrent items after minority interests per share:

	1st half 2007		
	Net profit excluding non-recurrent items after minority interests (€ millions)	Number of shares	Net profit excluding non-recurrent items after minority interests per share (€)
Net profit excluding non-recurrent items per share	1,181.1	603,311,432	1.96
Stock options plan	-	4,384,083	
Diluted net profit excluding non-recurrent items per share	**1,181.1**	**607,695,515**	**1.94**

	1st half 2006		
	Net profit excluding non-recurrent items after minority interests (€ millions)	Number of shares	Net profit excluding non-recurrent items after minority interests per share (€)
Net profit excluding non-recurrent items per share	1085.9	616,879,899	1.76
Stock options plan		1,749,047	
Diluted net profit excluding non-recurrent items per share	**1085.9**	**618,628,946**	**1.76**

	2006		
	Net profit excluding non-recurrent items after minority interests (€ millions)	Number of shares	Net profit excluding non-recurrent items after minority interests per share (€)
Net profit excluding non-recurrent items per share	1,833.4	613,281,887	2.99
Stock options plan		2,441,333	
Diluted net profit excluding non-recurrent items per share	**1,833.4**	**615,723,220**	**2.98**

Note 8 Goodwill and other intangible assets

The €438.2 million increase in the "Goodwill" item results mainly from the acquisitions during the half-year amounting to €461.7 million, of which €63.4 million result from the reclassification of the goodwill relative to the acquisition of the 30% of Beauty Alliance booked under Investments in equity affiliates at the end of 2006, offset by the negative variation in exchange rates amounting to €25.8 million. The whole difference between the acquisition cost and the acquired net equity of PureOlogy has been provisionally allocated to Goodwill in an amount of €205.8 million, pending the final allocation of the various identifiable assets and liabilities.

The allocation of The Body Shop's acquisition price becomes final on June 30th, 2007. At this date the goodwill from The Body Shop's acquisition amounts to €387.2 million.

No impairment of goodwill or other intangible assets has been recorded on the first half of the year 2007.

The increase in the "Other intangible assets" item mainly results from the acquisitions for the half-year amounting to €39.8 million, increases in the scope of consolidation amounting to €141.4 million, of which €39.8 million result from the reclassification of intangible assets relative to the acquisition of the 30% of Beauty Alliance booked under Investments in equity affiliates at the end of 2006, and the negative variation in exchange rates amounting to €19.2 million.

Note 9 Tangible assets

Investments for the first half of 2007 amount to €319.0 million, compared to €316.6 million and €687.3 million respectively for the first half of 2006 and the year 2006.

The depreciation for the first half of 2007 amounts to €272.5 million, compared with €239.0 million and €524.8 million respectively for the first half of 2006 and the year 2006.

Note 10 Non-current financial assets

€ millions	June 30th, 2007 Balance sheet value	June 30th, 2007 Acquisition cost	June 30th, 2006 Balance sheet value	June 30th, 2006 Acquisition cost	December 31st, 2006 Balance sheet value	December 31st, 2006 Acquisition cost
Investments in non-consolidated companies						
Sanofi-Aventis [1]	8,596.8	4,880.1	10,914.0	4,880.1	10,005.8	4,880.1
Unlisted securities [2]	4.2	6.2	4.3	6.4	4.2	6.4
Non-current loans and receivables	156.8	166.2	160.3	169.1	158.5	167.5
TOTAL	**8,757.8**	**5,052.5**	**11,078.6**	**5,055.6**	**10,168.5**	**5,054.0**

(1) The balance sheet value at June 30th, 2007, June 30th, 2006 and December 31st, 2006 of €8,596.8 million, €10,914.0 million and €10,005.8 million respectively corresponds to the market value of the shares based on the closing price at June 30th, 2007, June 30th, 2006 and December 31st, 2006 of €60.10, €76.30 and €69.95 respectively.

(2) As their fair value cannot be reliably determined, they are stated at cost, reduced of possible depreciations.

Note 11 Cash and cash equivalents

€ millions	June 30th, 2007 Balance sheet value	June 30th, 2007 Acquisition cost	June 30th, 2006 Balance sheet value	June 30th, 2006 Acquisition cost	December 31st, 2006 Balance sheet value	December 31st, 2006 Acquisition cost
Marketable securities	133	128.7	130.2	122.6	132.3	123.5
Bank accounts and other cash and cash equivalents	511.4	511.4	544.5	544.5	648.9	648.9
TOTAL	**644.4**	**640.1**	**674.7**	**667.1**	**781.2**	**772.4**

The marketable securities consist mainly of money-market SICAV investment funds and unit trusts (on which the return is based on EONIA) and short-term investments.

Unrealised gains recorded at June 30th 2007 amount to €4.3 million, and are recorded directly through shareholders' equity, compared with €7.6 million at June 30th, 2006 and €8.8 million at December 31st, 2006.

Note 12 Shareholders' equity

12.1 SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

The share capital consists of 626,162,860 shares with a par value of €0.20 at June 30th, 2007, compared with 639,578,410 and 639,616,410 shares respectively at June 30th, 2006 and December 31st, 2006.

12.2 TREASURY STOCK

The shares bought under the L'Oréal share buyback programme authorised by the Annual General Meeting of Shareholders are deducted from consolidated shareholders' equity. Capital gains or losses relating to these shares net of tax are also recorded in shareholders' equity.

In the first half of 2007, L'Oréal purchased 7,114,100 shares for €592.2 million. In view of the 13,260,000 cancelled and the exercise of 3,300 shares, 8,037,800 shares are held at June 30th, 2007, of which 1,790,700 shares are allocated to the share option plan of November 30th, 2005.

In 2006, L'Oréal purchased 16,813,000 shares for €1,241.8 million. In view of the 17,660,000 shares cancelled in April 2006 and 6,000 options exercised, 14,187,000 shares are held at December 31st, 2006 for €1,033.8 million, of which 1,794,000 shares are allocated to the share option plan of November 30th, 2005.

Furthermore, the L'Oréal shares acquired as part of employee share purchase option plans, which are now deducted from consolidated shareholders' equity amounted to 17,809,950 shares at June 30th, 2007 for an acquisition price of €1,339.5 million. At December 31st, 2006, these shares amounted to 19, 707, 300 for an acquisition price of €1,462.5 millions.

In the first half of 2007, no shares were bought or sold for this purpose, options relating to 1,666,600 shares were exercised, and 230,750 shares were cancelled.

In 2006, no shares were bought or sold for this purpose, and options relating to 2,479,500 shares were exercised and 1,569,250 shares were cancelled.

12.3 SHARE SUBSCRIPTION OR PURCHASE OPTIONS

No new stock options plan was decided on the first half of the year 2007.

The Board of Directors at its meetings on April 25th, 2006, December 1st, 2006, June 29th, 2005 and November 30th, 2005 decided to introduce share subscription option plans relating to 2,000,000, 5,500,000, 400,000 and 4,200,000 shares respectively, with an exercise price of €72.60, €78.06, €60.17 and €61.37.

The Board of Directors at its meeting on November 30th, 2005 also decided to introduce a share purchase option plan relating to 1,800,000 shares, with an exercise price of €62.94. All these plans have an exercise period of 5 years.

Note 13 Provisions for liabilities and charges

13.1 BALANCES AT CLOSING DATE

€ millions	June 30th, 2007	June 30th, 2006	Dec. 31st, 2006
Other non-current provisions for liabilities and charges	**163.4**	**151.8**	**154.1**
Provisions for restructuring	1.2	1.6	1.4
Other non-current provisions (1)	162.2	150.2	152.7
Current provisions for liabilities and charges	**251.7**	**266.2**	**272.0**
Provisions for restructuring	14.6	27.5	18.9
Other current provisions (1)	237.1	238.7	253.1
TOTAL	**415.1**	**418.0**	**426.1**

(1) This item includes provisions facing tax risks and litigation, industrial and commercial risks relating to operations (breach of contract, product returns) and personnel costs.

13.2 VARIATIONS IN PROVISIONS FOR RESTRUCTURING AND OTHER PROVISIONS FOR LIABILITIES AND CHARGES DURING THE PERIOD

€ millions	June 30th, 2006	Dec. 31st, 2006	Charges (1)	Reversals (used) (1)	Reversals (not used) (1)	Impact of change in scope/ Exchange rate/ Other (1)	June 30th, 2007
Other provisions for liabilities and charges	388.9	405.8	97.1	-88.1	-11.9	-3.6	399.3
Provisions for restructuring	29.1	20.3	1.9	-5.8	-0.1	-0.5	15.8
TOTAL	**418.0**	**426.1**	**99.0**	**-93.9**	**-12.0**	**-4.1**	**415.1**

(1) These figures may be analysed as follows:

	Charges	Reversals (used)	Reversals (not used)
Other income and expenses	1.9	-5.8	-0.1
Operating profit	85.2	-88.1	-11.1
Income tax	11.9	-	-0.8

⇨ Note 14 Borrowings and debts

The group carries out financing through medium-term bank loans, and by the issue of short-term paper in France and the issue of short-term commercial paper in the United States.

14.1 DEBT BY TYPE

€ millions	June 30th, 2007 Non-current	June 30th, 2007 Current	June 30th, 2006 Non-current	June 30th, 2006 Current	December 31st, 2006 Non-current	December 31st, 2006 Current
Short-term paper	-	2,264.1	-	2,000.8	-	2,000.0
MLT bank loans	2,435.7	2.5	1,581.8	292.8	1,787.3	2.8
Perpetual loan	-	-	-	14.1	-	7.1
Debts on capital lease contracts	74.3	10.3	71.7	10.8	77.2	10.3
Overdrafts	-	125.1	-	125.0	-	73.6
Other borrowings and debts	28.9	164.9	24.8	230.4	27.9	124.2
TOTAL	**2,538.9**	**2,567.0**	**1,678.3**	**2,673.9**	**1,892.4**	**2,218.0**

14.2 DEBT BY MATURITY DATE

€ millions	June 30th, 2007	June 30th, 2006	Dec. 31st, 2006
Under 1 year	2,567.0	2,673.9	2,218.0
1 to 5 years	2,486.5	1,639.0	1,837.3
Over 5 years	52.4	39.3	55.1
TOTAL	**5,105.9**	**4,352.2**	**4,110.4**

14.3 DEBT BY CURRENCY (AFTER ALLOWING FOR CURRENCY HEDGING INSTRUMENTS)

€ millions	June 30th, 2007	June 30th, 2006	Dec. 31st, 2006
Euro (EUR)	3,866.5	2,984.1	3,116.9
US dollar (USD)	779.3	939.4	731.6
Canadian dollar (CAD)	91.9	85.0	49.8
Yen (JPY)	51.5	55.4	42.9
Yuan (CNY)	40.6	66.4	55.7
Others	276.2	221.9	113.5
TOTAL	**5,105.9**	**4,352.2**	**4,110.4**

14.4 BREAKDOWN OF FIXED RATE AND FLOATING RATE DEBT (AFTER ALLOWING FOR INTEREST RATE HEDGING INSTRUMENTS)

€ millions	June 30th, 2007	June 30th, 2006	Dec. 31st, 2006
Floating rate	5,008.5	4,059.5	3,824.3
Fixed rate	97.4	292.7	286.1
TOTAL	**5,105.9**	**4,352.2**	**4,110.4**

14.5 EFFECTIVE INTEREST RATES

The effective debt interest rates, after allowing for hedging instruments, were respectively 4.48% and 3.82% for first half of 2007 and 2006 and 4.05% in 2006 for short-term paper, and 4.17% and 2.98% for first half of 2007 and 2006 and 3.69% in 2006 for bank loans.

14.6 AVERAGE DEBT INTEREST RATES

The average debt interest rates, after allowing for hedging instruments, were respectively 3.88% and 2.67% for first half of 2007 and 2006 and 3,07% in 2006 for the euro and respectively 4.90% and 4,54% for first half of 2007 and 2006 and 4,76% in 2006 for the US dollar.

14.7 FAIR VALUE OF BORROWINGS AND DEBTS

The fair value of fixed rate debt is determined for each loan by the discounting of future cash flows, based on the debenture interest rate curves at the balance sheet date, after allowing for the spread corresponding to the group's risk rating.

The net book value of outstanding bank loans and other floating rate loans is a reasonable approximation of their fair value.

At June 30th, 2007, the fair value of the debt amounts to €5,109.1 million compared with €4,355.9 million and €4,113.2 million respectively at June 30th, 2006 and December 31st, 2006.

Note 15 Financial instruments and exposure to market risks

To manage its exposure to currency and interest rate risks arising in the course of its normal operations, the group uses derivatives negotiated with organisations with the best credit ratings.

In accordance with the group's rules, the currency and interest rate derivatives are set up exclusively for hedging purposes.

15.1 CURRENCY RISK

The group is exposed to currency risk from commercial transactions recorded on the balance sheet and from future transactions considered to be highly probable.

Based on information supplied by the subsidiaries, the future operating transactions are covered by exchange rate hedges, either by options, or by purchases or sales of forward contracts.

At June 30th, 2007, the change in the intrinsic value of the hedging instruments allocated to future transactions and deferred through shareholders' equity amounts to +€12.9 million, compared with +€34.3 million and +€33.3 million respectively at June 30th, 2006 and December 31st, 2006.

15.2 INTEREST RATE RISK

As in the case of currency risk, the group's policy is not to take up a speculative position.

The group therefore mainly refinances at floating rates.

Furthermore, the financial derivative instruments which are negotiated in this connection are for hedging purposes.

At June 30th, 2007, the market value of the interest rate hedging instruments deferred through to shareholders' equity is €-0.2 million, compared with €2.0 million and €0.4 million respectively at June 30th, 2006 and December 31st, 2006.

15.3 SHARE RISK

No cash has been invested in shares.

The available cash is invested, with financial organisations of unquestionable reputation, in the form of non-speculative instruments which can be drawn in very short periods.

At June 30th, 2007, the group holds 143,041,202 Sanofi-Aventis shares for an amount of €8,596.8 million (note 10).

For these shares, a change in the market price of plus or minus 10% relative to the market price of €60.10 on June 30th, 2007 would have an impact on the group shareholders' equity of plus or minus €859.7 million before tax.

Note 16 Subsequent events

In mid-July 2007, L'Oréal USA acquired 100% of Maly's West.

Maly's West is the 3rd largest professional salon distributorship in the United States, with facilities in the western states, selling to 30,000 salons through a network of 340 Distributor Sales Consultants and through more than 100 professional outlets.

Maly's West who achieved sales of $187 million in 2006, is consolidated as from August 1st, 2007.

It should be noted that L'Oréal's half-year results are not representative of the full-year results.

1 Consolidated group

The **sales** of the L'Oréal group, at June 30th, 2007, amounted to 8.51 billion euros, an increase of +9.4% (based on reported figures). Like-for-like (i.e. based on a comparable structure and identical exchange rates) the increase in the group's sales was +7.7%. The net impact of changes in consolidation, as a result of the acquisitions of The Body Shop and Sanoflore in 2006, Beauty Alliance and PureOlogy in 2007 amounted to +5.2%. Currency fluctuations had a negative impact of -3.5%. Growth excluding the exchange rate impact was +12.9%. At the exchange rate of June 30th, 2007 the impact would be -2.6% for the whole of 2007.

The Body Shop, consolidated since July 1st, 2006, has an operating profile which is quite different from that of the L'Oréal group as a whole. Therefore the comments below set out the operating items of L'Oréal with and without The Body Shop, in the interest of visibility and comparability of performance.

1.1 CONSOLIDATED PROFIT AND LOSS ACCOUNTS WITHOUT THE BODY SHOP

Gross profit amounted to €5,852 million, at 71.6% of sales.

Two factors had an impact on the gross profit trend in the first half of 2007. The first was the non-recurrent profits in inventories resulting from the American acquisitions in the Professional Products Division amounting to €13.4 million; the second was the exchange gains and losses recorded in the profit and loss accounts, of which it is estimated some three-quarters affected gross profit. If these two factors are stripped out, gross profit in the first half of 2007 compared with the first half of 2006 would have increased by +70 basis points, reflecting ongoing efforts in product value enhancement, plant productivity and purchasing cost control.

Research and Development expenses, which grew by +6.7%, represented 3.3% of sales.

Advertising and Promotion expenses came out at €2,523 million. They thus increased by +6.9%, and represented, in the first half of 2007, 30.9% of sales.

Selling, General and Administrative expenses amounted to €1,625 million, representing 19.9% of sales, compared with 20.2% in the first half of 2006.

After allowing for a foreign exchange gain of €7.6 million, **operating profit** totalled €1,439.5 million. This represents 17.6% of sales, a clear improvement on the first half of 2006, when it stood at 17.1% of sales.

1.2 CONSOLIDATED PROFIT AND LOSS ACCOUNTS WITH THE BODY SHOP

The profits of The Body Shop are almost entirely made in the second half of each year. In the first half of 2007, The Body Shop recorded an operating profit of €1.4 million. In the second half of 2006, its operating profit amounted to €58.3 million.

The operating item totals including The Body Shop are as follows:

Sales reached €8,514 million, up by +9.4%.

Gross profit amounted to €6,086 million.

After foreign exchange gains and losses, **operating profit** came out at €1,441 million, or 16.9% of sales. It was thus 8.1% higher than in the first half of 2006, when the growth rate was very high at +19.6%.

Finance costs amounted to €75 million, an increased figure reflecting higher interest rates, particularly in the United States and Europe, the acquisitions of The Body Shop, Sanoflore, Beauty Alliance and PureOlogy, and the continuation of the share buyback programme.

The **dividend** received from Sanofi-Aventis for 2006 amounted to €250 million, an increase of +15%.

Profit before tax excluding non-recurrent items amounted to €1,613 million, an increase of +7.3%.

Income tax excluding non-recurrent items amounted to €431 million.

Net profit after minority interests amounted to €1,178 million, up by 8.4% compared with the first half of 2006.

Net profit excluding non-recurrent items after minority interests totalled €1,181 million, up by 8.8%. After allowing for the positive impact of share buybacks, EPS amounted to €1.94, up by +10.7%, compared with an EPS of €1.76 in the first half of 2006, when growth was very strong at +25.2%.

1.3 CASH FLOW/BALANCE SHEET

Gross cash flow amounted to €1,455 million, an increase of +8.5%. This increase is in line with the rate of earnings growth.

Net debt totalled 4.46 billion euros at June 30th, 2007.

The balance sheet structure is solid. **Shareholders' equity** represents 54% of total assets. The decline in this figure compared with December 31st, 2006 primarily reflects the combined effect of the dividend payment, share buybacks, the lower market capitalisation of Sanofi-Aventis, and, on the other hand, the profit for the period.

2 Segment information

2.1 BY BRANCH

2.1.1 Cosmetics

The **Professional Products** Division recorded a like-for-like growth rate of +7.1%. All zones and all brands made a positive contribution to this figure, particularly the emerging countries.

- *L'Oréal Professionnel* continued to successfully roll out its *Color Suprême* hair colourant, for women with more than 80% of grey hair, in all parts of Europe. To meet these women's needs, the brand also launched its anti-ageing haircare range *Age Densiforce*.
- *Kérastase* again achieved very rapid growth in all regions of the world with its successful *Age Recharge* range and the launch of *Oléo Curl*.
- *Redken* successfully relaunched its *Colour Fusion* hair colourant and its *Fresh Curls* range, while rolling out its "*Urban Experiment*" styling line.
- *Matrix* successfully launched *Shade Memory* haircare for coloured hair and rolled out the *Vavoom Gold Heat* styling line in international markets.

The **Consumer Products** Division achieved a like-for-like growth rate of +8.1%, confirming the good performance at the start of the year. Sales in Western Europe are continuing to accelerate, and the performance in the Rest of the World is very strong, driven by the BRIMC countries.

The Division's three main brands are now reaping the benefits of their policy of innovation and focusing on flagship products.

- *L'Oréal Paris* is achieving growth in its traditional haircare businesses, as the *Casting Crème Gloss* hair colourant success story continues. With products such as *True Match Foundation, Bare Natural* and *Color Riche Star Secret*, the make-up ranges are recording double-digit growth. Other highlights are the breakthroughs in skincare of *Collagen Re-modeller* and *Age Re-perfect pro Calcium* for mature skin in Europe and of whitening products in Asia, together with *Sublim'Bronze* and *Solar Expertise* in sun protection. Lastly, the very rapid growth of *Men Expert* skincare is confirming the very high additional potential of the men's market.
- *Garnier* is recording strong growth with its core products *Fructis* haircare and *Nutrisse* hair colourants, and is enjoying spectacular success in skincare with *Ultra Lift* and *Nutritionnist* and in sun protection with *Ambre Solaire*. The roll-out of Garnier "Take care" in the four categories of haircare, hair colourants, skincare and sun protection products is proving very successful in all zones.
- *Maybelline New York* is recording very good sales growth, particularly in Western Europe with the success of *Superstay* lipstick and across the world with *Dream Matte Mousse* and *White Stay* foundations. Successfully launched in the USA, the excellent start made by the new *Define A Lash* mascara is continuing.

The half-year sales of the **Luxury Products** Division grew by +6.8% like-for-like.

Growth in the "Rest of the World" has been very substantial since the start of the year. There was a clear improvement in the situation in North America during the second quarter.

- In skincare, products such as *Hydrazen Neurocalm, Absolue Premium ßx* from *Lancôme, Multi-recharge* by *Biotherm*, and *Dermatologist Solutions* from *Kiehl's* have proved to be international successes. Growth in men's skincare was particularly strong in the first half with *Biotherm* Homme and its new *Power Bronze* line, and with the arrival of the *Lancôme Men* range.
- In the make-up segment, there has been confirmation of the international success of *Color Fever* lipstick and gloss, *Color Ideal* foundation by *Lancôme, Rouge Unlimited* by *Shu Uemura*, and *Fluid Master* from *Giorgio Armani* Cosmetics.
- The fragrance business is still proving to be a strong driving force for the Division. The success of the most recent launches has been confirmed: in men's fragrances with *Attitude* by *Giorgio Armani, Hypnôse Homme* from *Lancôme, Antidote* by *Viktor & Rolf*, and in women's perfumes with *Liberté* by *Cacharel*, and *Armani Code Donna*. The Division is also actively preparing for the major launch of its new *Diesel* fragrances in the second half of 2007.

The strong like-for-like growth of **Active Cosmetics** is continuing at +10.1%, with positive contributions from all the geographic zones. Sales growth has been boosted by the Rest of the World and North America.

All the brands recorded good growth rates, with firm sales of existing products and the positive impact of launches such as *Neovadiol* and *Normaderm* skincare from *Vichy*, and *Substiane*, *Redermic* and *Toleriane Teint* by *La Roche-Posay.*

Innéov also recorded strong sales growth thanks to the launch of *Innéov Cellulite.*

The sales of **The Body Shop** increased by +7.0% like-for-like. Retail sales[1] rose by +8.4%. On a comparable store base[2] retail sales grew by +4%. Sales were particularly strong in Russia, the Netherlands, the United Arab Emirates and Japan, while there were more contrasting trends in North America. The recent successful launches of the *Body Focus* bodycare line and the *Wise Woman* facial skincare range for mature skin have strengthened sales growth momentum. 56 shops were opened in the first half, taking the total number of stores to 2,321 in 57 countries. The first-ever shop was opened in Poland, in the largest shopping centre in Warsaw. A 20 square metre sales outlet has just been opened inside the Galeries Lafayette department store in Paris.

2.1.2 Dermatology (group share, i.e. 50%)

The sales of the dermatology branch increased by +10.0% like-for-like. *Galderma* sales growth has been particularly boosted by the success of the psoriasis treatment *Clobex®* and by the first deliveries in the United States of *Differin®* gel 0.3%, a topical anti-acne treatment, recently approved by the FDA (Food and Drug Administration).

2.2 OPERATING PROFIT BY BRANCH AND DIVISION

The profitability of the cosmetics Divisions improved, rising from 20.1% of sales in the first half of 2006 to 20.6% in the same period in 2007. The profitability of the dermatology branch, Galderma, was lower in the first half of 2007 because of substantial research investments. Its profitability should increase significantly in the second half of 2007.

€ millions	At June 30th, 2006	At June 30th, 2007
By operational divisions		
Professional Products	224.0	245.6
Consumer Products	799.8	879.9
Luxury Products	327.3	350.3
Active Cosmetics	178.7	177.9
Cosmetics Divisions Total	**1,530.8**	**1,651.4**
Non-allocated [1]	-214.2	-225.6
COSMETICS BRANCH	**1,316.6**	**1,425.8**
The Body Shop	**-**	**1.4**
Dermatology Branch[2]	**16.8**	**13.7**
GROUP	**1,333.4**	**1,440.9**

(1) The group's central expenses, fundamental research expenses, stock option expenses and miscellaneous items.
(2) Group share, i.e. 50%.

2.3 BY GEOGRAPHIC ZONE

2.3.1 Western Europe

With like-for-like sales increasing by +3.7%, growth was solid in **Western Europe**, with very sustained growth in **Great Britain**, **Spain** and **Scandinavia**. The situation is still mixed in both **France** and **Germany**.

The *Professional Products* Division performed well across the whole range of countries, particularly in Germany, Spain, Great Britain and Scandinavia. *Matrix* sales are growing strongly.

The growth of *Consumer Products* gathered speed in the second quarter, and the Division is winning market share. It is maintaining its already very strong positions in haircare, as the hair colourant market is returning to positive growth. Sales growth was very strong in make-up and skincare across all the brands. Lastly, 30 months after its launch, the success of *Men Expert skincare* is exceeding all expectations.

Following a very strong first quarter reflecting the impact of product launches, *Luxury Products* had a more moderate 2nd quarter which also reflected the impact of inventory reductions by some large distributors, particularly in Germany. For the first half, growth is in line with projections. There were good growth rates in Spain, Italy and Great Britain thanks to the success of the men's lines of *Lancôme* both in skincare and fragrances, with very good sales of the fragrance ranges *Giorgio Armani*, *Cacharel* and *Viktor & Rolf.*

Active Cosmetics was bolstered by the rapid growth of *La Roche Posay* and accelerating sales of *Innéov*, which is now number 1 on the European nutricosmetics market.

(1) Retail sales: total sales to consumers through all channels.
(2) Retail sales with a comparable store base: total sales to consumers by stores which operated continuously throughout the first-half period (January 1st to June 30th 2007) and the same period in 2006.

2.3.2 North America

In **North America**, like-for-like sales growth amounted to +3.8%.

The *Professional Products* Division continued to make market share gains, particularly in hair colourants with the success of *Color Fusion* by *Redken*, *SoColor* from *Matrix* and *Majirel* by *L'Oreal Professionnel*. The division is continuing to successfully reorganise its distribution and integrate its recent acquisitions: *Beauty Alliance*, a distributor of professional haircare products to salons, and *PureOlogy*, a premium line of haircare products for coloured hair.

In a context of slightly slower 2nd quarter growth in the mass-market sector, and very strict inventory management by distributors, the brands of the *Consumer Products* Division are maintaining their very good sell-through figures. They are gaining market share, particularly in make-up (*Bare Natural* foundation from *L'Oréal Paris* and *Define-A-Lash* mascara from *Maybelline*) and in skincare, thanks to the launch of *Nutritioniste* by *Garnier*.

The *Luxury Products* market is back to growth, as well as the Division's sell-through, confirming the good performance of *Lancôme* in skincare thanks to the success of *Absolue ßx* and *Collaser Yeux*, and in make-up with the new *Color Ideal* foundation. In fragrances, the division has strengthened its number one position in the men's market with the launch of *Attitude* by *Giorgio Armani* and *Hypnose pour Homme*, and the strong performance of *Polo Double Black* from *Ralph Lauren*.

Active Cosmetics is continuing to roll out its *Vichy* brand in the north-east of the United States and California, and the strong growth of *SkinCeuticals* is continuing.

2.3.3 Rest of the World

With growth of +19.0%, the acceleration in new markets in the first quarter of 2007 is continuing.

Like-for-like sales growth in the **Asia zone** gathered pace in the second quarter, giving a half-year growth rate of +13.8%.

- The group's growth rate in Japan was slightly positive in the first 6 months, reflecting the success of Kérastase in the *Professional Products* Division, L'Oréal Paris in *Consumer Products* and the anti-ageing skincare lines of Lancôme and Helena Rubinstein in the *Luxury Products* Division.
- There was a clear sales acceleration in Asia excluding Japan, with a half-year growth rate of +17.5%, thanks in particular to very dynamic growth in China, and strong sales in Thailand and Indonesia.
- In China, *L'Oréal Paris* is continuing its outstanding breakthrough in skincare, bolstered by the excellent figures of the Men Expert line. In *Luxury Products*, *Yue Saï* -boosted by its new image and new products such as *Vital Essential*- made a very good start to the year. In the *Professional Products* Division, the *Matrix* brand is now available in more than 7,000 salons. The roll-out of the *Vichy* and *La Roche-Posay* brands across the country is continuing.
- Successfully established in Thailand, Singapore, Taiwan and then China, the *Garnier* skincare range roll-out is continuing in Malaysia and Indonesia.

Sales in the **Latin America zone** grew strongly at +16.1% like-for-like.

- The group has recorded spectacular growth in Venezuela, Colombia and Argentina where *Matrix* has just been launched. In Mexico, where the market is less buoyant, the group's brands are winning market share in the Luxury Products and Active Cosmetics Divisions.
- The momentum is continuing in Brazil, driven by the *Professional Products* Division thanks to the still very rapid growth of *Matrix* and the successes achieved by *L'Oréal Professionnel* with new hairdressing rituals and the continuing success of Richesse. In *Consumer Products*, growth is being driven by the success of *Elsève Volume Control* and the revamping of the *Colorama* nail varnish range from *Maybelline*. In *Luxury Products*, the *Armani* and *Biotherm* brands are continuing their very rapid expansion. *At Active Cosmetics*, *La Roche Posay* is making a strong contribution to growth.

Sales in the **Eastern Europe** zone grew by +30.0%. This strong growth rate is being bolstered by the rapid development of all the divisions, particularly in Russia, and the very rapid rise of Ukraine, where a subsidiary was set up in 2005.

- The *Professional Products* Division produced an excellent first half in all the East European countries. Growth is being driven by *Matrix* in particular, which is continuing to win over salons in the most affordable category.
- Growth in the *Consumer Products* Division is being driven by Russia, Romania, the Czech Republic and Ukraine. Scores are particularly impressive in facial skincare for *Garnier* and *L'Oréal Paris*, with the very promising start made by *Garnier* bodycare and the robust sales of the *L'Oréal* Paris and *Maybelline* make-up ranges.
- Against a background of dynamic market trends, *Luxury Products* are winning market share in all the countries in this zone. In Russia, the upgrading of several sales outlets and the high-profile launches of *Giorgio Armani* Cosmetics and *Kiehl's* are considerably strengthening the Division's positions.
- *Active Cosmetics* is continuing to record strong growth rates, and is further strengthening its leadership, thanks to the extremely dynamic performance of the *La Roche-Posay* brand in Russia and Poland, and the very good scores of *Inneov* wherever it is sold.

In the **other countries**, like-for-like sales growth amounted to +19.4%. L'Oréal is continuing to achieve very high growth in India, and the same is true in the countries of the Middle East, where the group is also gaining market share, particularly in haircare and hair colourants. Strong growth figures are also being recorded in South Africa and Australia.

3 Risk factors and transactions between related parties

3.1 RISK FACTORS

Market risks and the way they are managed are described in note 15 in the section "Notes to financial statements" of this half-year report.

Other risk factors are similar to those presented in the volume 2 of the Annual Report (pages 59, 60 and 61) and did not change significantly during the first half-year of 2007.

3.2 TRANSACTIONS BETWEEN RELATED PARTIES

Transactions between the companies consolidated on a proportional basis or under the equity method don't represent a significant amount at June 30th, 2007.

Furthermore, during the first half-year of 2007, there was no significant transaction concluded with a member of the senior management or with a shareholder having a material influence on the group.

4 Outlook

The first half was marked by strong sales growth and good quality results, which increased significantly compared to a very high reference base.

There was a clear acceleration in sales, reflecting the contributions made by all Divisions. The upturn in growth is being confirmed in Western Europe, a gradual improvement is being made in North America and the pace is accelerating in the Rest of the World.

Operating profitability, excluding The Body Shop, has advanced by 50 basis points. This improvement can be attributed to the product value enhancement policy and continuing cost cutting efforts. Despite a very high comparison base in the first half of 2006 and the negative impact of exchange rates, the group achieved double-digit growth in net earnings per share.

In view of the strong first-half sales growth and the prospect of sustained dynamism up to the end of the year, we are raising our like-for-like sales growth target to the +7% to +8% range, which is at the upper end of our medium-term growth target of +6% to +8%.

The quality of these results strengthens our confidence in our ability to achieve another year of double-digit net earnings per share growth in 2007.

5 Post-closing date events

July 11th, 2007: L'Oréal USA acquires Maly's West, furthering its salon products distribution strategy in the United States.

L'Oréal USA, a subsidiary of L'Oréal, has acquired 100% of Maly's West.

Maly's West is the 3rd largest professional salon distributorship in the United States, with facilities in the western states, selling to 30,000 salons through 340 Distributor Sales Consultants and through more than 100 professional outlets.

The acquisition of Maly's West -which will operate within the Professional Products Division- follows that of Beauty Alliance, acquired by L'Oréal USA last April.

The two strategic acquisitions, geographically complementary, will allow the creation of a particularly high-performance beauty salon distribution model combining the American distribution system and L'Oréal's expertise in hairdressing salon partnerships. They will contribute to develop L'Oréal's position on the American market where it already holds a leading position with its brands Matrix, Redken, L'Oréal Professionnel, Kerastase and PureOlogy to the benefit of haircare professionals and consumers of salon products.

Maly's West, which achieved sales of $187 million in 2006, is consolidated as from August 1st, 2007. L'Oréal expects that the acquisition of Maly's West would be EPS accretive as of 2008.

Statutory Auditors' review report on the first half-year financial information for 2007

(Period from January 1st, 2007 to June 30th, 2007)

This is a free translation into English of the Statutory Auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In our capacity as Statutory Auditors and in accordance with the requirements of article L. 232-7 of the French Commercial Law (*Code de commerce*), we hereby report to you on:

- the review of the accompanying summary half-year consolidated financial statements of L'Oréal, for the period January 1st to June 30th, 2007;
- the verification of information contained in the half-year management report.

These summary half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying summary half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, standard of the IFRSs as adopted by the European Union applicable to Interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the interim financial report on the summary half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the summary half-year consolidated financial statements.

Neuilly-sur-Seine, August 30th, 2007

The Statutory Auditors

French original signed by

PricewaterhouseCoopers Audit

Étienne Boris

Deloitte & Associés

Étienne Jacquemin

Declaration by the person responsible for the half-year financial report

I declare that, to the best of my knowledge, the financial statements have been prepared in accordance with the applicable set of IFRS accounting standards and give a true and fair view of the assets and liabilities, financial position and profit or loss of the company and all the other companies included in the scope of consolidation, and that the half-year report includes a fair review of the important events which occurred during the first six months of the year, their impact on the half-year financial statements, and the main transactions between related parties, together with a description of the principal risks and uncertainties that they face in the remaining six months of the year.

Clichy, August 30th, 2007

On the authority of the Chief Executive Officer,

Christian Mulliez

Executive Vice-President, Administration and Finance

L'ORÉAL

Incorporated in France as a "Société Anonyme"
with registered capital of €123,590,452
632 012 100 R.C.S. Paris

Headquarters:
41, rue Martre
92117 Clichy - France
Tel. : +33 1 47 56 70 00
Fax : +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France

www.loreal.com
www.loreal-finance.com

END